Ex.12.A.1

Appendix A

The Henssler Financial Group

Code of Ethics

HENSSLER ASSET MANAGEMENT, LLC	AND THE HENSSLER FINANCIAL GROUP TAX &
G.W. HENSSLER & ASSOCIATES, LTD.	ACCOUNTING DIVISION
THE HENSSLER FUNDS, INC

Henssler Asset Management, LLC, G.W. Henssler & Associates, Ltd., The Henssler Financial Group Tax & Accounting Division, and The Henssler Funds, Inc. (hereinafter “HAM”, “GWH”, and “HFI”, respectively, and collectively “the firms”) have adopted the following policies and procedures effective April 10, 1998, and as amended September 30, 2004. This Code of Ethics (hereinafter “the Code”) shall replace all previously adopted polices and procedures as they relate to the subject matter of the Code.

All employees, managers, members, principals, directors and other affiliated persons (hereinafter “associated persons”) are expected to study and understand the Code, and to initially upon employment or commencement of their affiliation and annually thereafter, agree to comply with the provisions of the Code, and to confirm such understanding and agreement in writing. The firms require that all associated persons must act in accordance with all applicable Federal and State regulations governing registered investment advisory practices. Severe disciplinary actions, including dismissal, may be imposed for any intentionally breaches this Code or any applicable law or regulation.

Certain directors of HFI are deemed “disinterested directors” when, in the course of their everyday activities with respect to the firms, do not have access to advisory recommendations. Such “disinterested directors” are generally exempt from the personal trading restrictions and reporting requirements placed on other associated persons, except where such director knew or, in the ordinary course of fulfilling his or her official duties as a Fund director, becomes knowledgeable of any Fund or its Investment Adviser(s) purchases or sales of a covered security within the 14-day black out period.

HAM and GWH, as Registered Investment Advisers, and all associated persons of the firms, have a fiduciary duty to, at all times, place the interests of clients and/or shareholders of The Henssler Equity Fund (hereinafter “clients”) ahead of personal interests. The primary function of the Code is to provide a framework through which the clients’ interests are duly protected. Accordingly, any associated person not in compliance with the Code shall be subject to such disciplinary action, including termination, as set out in Appendix D.

No single Code can address every situation and circumstance that may arise to a conflict of interest. Every associated person is expected to be alert to such conflicts with clients and is expected to comply with the spirit, as well as the letter of the Code.

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Definitions

A.	Associated person (“you”). Any employee, manager, member, principal, director or other affiliated person of the firms.

B.

Insider trading. Although not clearly defined in federal securities laws, the term “insider trading” is generally used to refer to the use of material, non-public information to make decisions with respect to securities trading. You do not have to be an insider to possess inside information. In fact, prudent action would require that, in the event that any person begins to provide you with inside information, even if you do not intend to use that information to make trading decisions, you should stop the person from giving you the information. In the event that you receive material non-public information, you should report this to the Compliance Officer of the firms immediately, and such security will be placed on the watch or restricted list.

C.	Material information. This is information for which there is a substantial likelihood that a reasonable investor would consider it to be important in making his or her investment decision.

D.	Nonpublic information. Information is “nonpublic” if it has not yet been effectively communicated to the market place or is not generally available to a potential investor on reasonable inquiry.

E.	Private client accounts. Portfolios managed by one of the firms on a continuous basis, compensation for which is calculated on a percent-of-assets basis.

F.

Research Department/Investment Committee (“the Committee”). GWH has a Research Department managed by Theodore L. Parrish. Mr. Parrish, Gene W. Henssler, Ph.D., President of GWH, and other staff members regularly meet to discuss and review both existing securities in the Model Portfolio (and their relative weights in the Model) and those they may wish to consider for the Model. Their final decisions are then communicated to the rest of the staff of GWH. HAM has an investment committee made up of Theodore L. Parrish, Gene W. Henssler, Ph.D., and other staff members. The investment committee meets regularly to discuss and review both existing securities in the mutual funds and other accounts managed by HAM (and their relative weights in the fund(s)and accounts) and those they may wish to consider for the fund(s) and accounts. Their final decisions are then applied to the applicable fund(s’) portfolios.

G.

Model Portfolio. The Model Portfolio is a sample portfolio made up of the equity securities, in the relative weightings that the Committee deems appropriate, in which the equity portions of the private client accounts of GWH will be invested. The Henssler Equity Fund and any HAM accounts following the Model will be weighted in substantially the same manner as the Model.

H.

Stock Universe. A Stock Universe will be maintained by the Research Department. This list will include, but not be limited to, all securities that meet the criteria for inclusion into the Model Portfolio. All securities within the Stock Universe shall be treated as possible inclusions in the Fund or the Model Portfolio.

I.

Immediate Household. Your immediate household includes people who reside in your home. This includes, but is not limited to, live-in daycare providers, room-mates (i.e., people unrelated to you by blood or marriage), as well as spouses, children (natural and adopted), siblings, etc.

J.

Personal Securities Transactions. These include transactions in all accounts over which you have beneficial ownership or control as defined in section 16 of the Securities Exchange Act of 1934. For restriction and reporting purposes, personal securities transactions also include the transactions of people in your immediate household, as defined above.

K.

Related person transactions. Should a person who is related to you but does not reside in the same household as you request that you place a trade on his/her behalf, this trade shall be subject to the preclearance requirement. Such trades shall not be subject to the quarterly reporting requirement.

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L.

Managed Account(s). A Managed Account is deemed to be any account or portfolio of accounts where a signed management contract between you and either of the firms is on file. The firms will have discretion over these accounts and the transactions placed within the scope of this discretion shall not require preclearance. Contracts must include, but not be limited to, signature of employee (and spouse when applicable), a list of all managed accounts falling within this management agreement, and the current associate making the investment decisions as they pertain to the management of the accounts.

M.

Non-Managed Account(s). A Non-Managed Account is deemed to be any account or portfolio of accounts that does not fall under the definition of Managed Account(s) set forth above. Transactions within these accounts are made on a non-discretionary basis and are required to follow all applicable preclearance procedures.

N.

Monthly Trading/Block Trading. Such trading is done on a discretionary basis on behalf of client accounts. Monthly trading is considered a form of block trading in which clients who are dollar cost averaging into the market purchase securities on a set monthly basis. All clients trade on the same date and average fill prices are used to allocate trades. Block trading takes place when a change in the Model Portfolio has taken place and is then reflected in the clients’ portfolios; or, when trades are placed for the benefit of a number of client accounts at the same time.

O.	Covered Accounts. Any account in which an associate person has any direct or indirect financial interest or control, as well as any accounts held by members of their household.

P.

Covered Investments. Investments in essentially all equity and debt instruments, except for investments in; U.S. government bonds, banker’s acceptances, bank certificates or deposit, commercial paper, high-quality short –term debt instruments, unit investment trusts or variable or fixed annuities (where no investment discretion is involved) or shares of non-affiliated or non-proprietary mutual funds.

General Provisions

A.

Associated persons (“you”) shall not engage in any professional conduct involving dishonesty, fraud, deceit or misrepresentation, or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence. You are prohibited from any favoritism of one client over another that would constitute a breach of fiduciary duty.

B.	You shall not undertake any independent practice, employment or otherwise, that could present a conflict of interest between yourself and any client of the firms.

C.	You must obtain written approval before engaging in any outside employment.

D.	You must follow and adhere to the covenants and basic investment strategies employed by the firms at all times.

E.	You shall not serve on the Board of Directors of a publicly traded company without prior authorization from Compliance and Management.

F.

You must not personally accept any gift or other benefit (including travel, lodging, meals and/or entertainment) of more than a de minimis value (generally $100) from any person or entity engaged in conducting any business with the firms without the written approval of the CCO.

G.

You are required, within 10 days of employment or commencement of any other affiliation with the firms; to disclose to the firms Compliance Department all brokerage accounts and beneficial ownership in any covered investments and shall annually provide a summary of all brokerage accounts and security holdings. The initial and annual reports of holdings and accounts must be current within 45 days of submission. Such reports shall include: (1) the title, number of shares

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and principal amount of each security; (2) the name of any broker dealer or bank with whom you maintain an account in which such securities are held, and: (3) the date the report is submitted.

H.	You shall follow the policies and procedures outlined in the Code with respect to personal securities transactions, and the reporting thereof.

I.

You shall maintain the fiduciary principle that information concerning the identity or security holdings and financial circumstances of clients is confidential. The Firm’s maintain physical, electronic and procedural safeguards that comply with federal standards to maintain the confidentiality of client information. For more information refer to the Compliance Manual.

J.

All oral and written statements, including those made to clients, prospective clients, their representatives, or the media, must be professional, accurate, balanced and provide full and fair disclosure.

K.

Management will review at least annually the adequacy of the Code and the effectiveness of its implementation. Any amendments or revisions will be disseminated and posted on the intranet. Associated persons must annually provide written acknowledge of receipt and adherence to the Code.

L.

You must report violations of the Code promptly to your supervisory or to the CCO. Such reports will be treated confidentially to the extent permitted by law and investigated appropriately. Types of reports may included, but not limited to, noncompliance with applicable laws, rules, and regulations; fraud or illegal acts involving any aspect of the firm’s business; material misstatements in regulatory filings; internal books and records; and breach of controls and procedures that safeguard clients and the firm.

Personal Securities Transactions

The firms and their associated persons may, for their own accounts, buy or sell securities identical to those recommended to clients. Additionally, any associated person(s) may have an interest or position in certain other securities that may also be recommended to a client. Clients’ interests must always come ahead of personal interests. As these situations may represent a potential conflict of interest, the firms have established the following restrictions in order to protect the interests of clients. The requirements and restrictions apply to all personal securities transactions of the associated person and his/her immediate household. At the firms’ discretion, exceptions may be granted in certain unusual circumstances. The Firm’s are required to maintain and enforce this Code of Ethics, including the review of access person’s personal securities reports.

A.

Personal securities transactions of associated persons, except those in registered mutual funds or other securities not required to be reported pursuant to Section III, Paragraph C below, shall be subject to preclearance by the Compliance Officer of the firm(s). The specific categories of trades requiring preclearance are defined in Paragraph III, A (a) below. Trades requiring preclearance are to be submitted via the Trade Request Form to the Compliance Officer’s attention. (See Trade Request Form, Appendix C) It will then be the responsibility of the Compliance Officer to grant approval or denial. Trades of the Compliance Officer requiring preclearance are to be precleared by Management. All trades requiring preclearance must be precleared prior to the trade being placed. Preclearance approval is effective until the close of trading on the trading day following the date of preclearance. In the event that a trade is not executed during the approval window, the request must be resubmitted for the appropriate preclearance prior to the trade being executed.

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(a)

Determine if the trade to be placed is for the benefit of a Managed Account (as defined in Section I, Paragraph L above), or as a discretionary trade; or Non-managed Account (as defined in Section I, Paragraph M above), or as a non-discretionary trade.

a.	Managed Account/Discretionary trades:

i.

Any transaction placed as a direct result of managed discretion need not be precleared. Any non-discretionary trades placed within Managed Account(s) are to follow the preclearance provisions listed in Section III, Paragraph A. (a) b below.

b.	Non-Managed Account/Non-discretionary trades:

i.

Employees may not trade equity securities outside a managed account without approval from Compliance. However, an employee may buy and sell open-end mutual fund shares provided the shares are held for a minimum of thirty (30) days.

B.

You may not buy or sell securities for your own personal portfolio(s) where your decision is substantially derived, in whole or in part, by reason of your employment unless the information is also available to the investing public on reasonable inquiry. It is the expressed policy of the firms that no associated person may knowingly purchase any security in advance of a transaction being implemented for its advisory accounts with the intention of benefiting from transactions placed on behalf of advisory accounts.

C.

You are required to annually report to the Compliance Department all securities holdings and accounts in compliance with applicable rules. (See Annual Compliance Report, Appendix B) You are not required to report transactions in direct obligations of the U.S. Government, bankers’ acceptances, bank certificates of deposit, commercial paper, money market funds and high quality short-term debt instruments, including repurchase agreements or registered mutual funds not managed or advised by the firms. Transactions in proprietary or affiliated mutual funds are reportable. You are not required to report any account over which you have no direct or indirect influence or control; provided, however, that the reporting requirements of this Code are applicable to securities held in Managed Accounts handled by the firm. Reporting exemptions may be granted for certain dividend reinvestment plans (DRIPs), stock purchase plans (DSPs), and other plans that do not involve the exercise of discretion over the selection of securities or timing of the investments. You must notify Compliance in a timely fashion of any new account(s) opened or closed.

D.

All personal accounts must be held at Schwab, Fidelity, Merrill Lynch, or CNT Wealth Management unless there is a written exception from a Principal of GWH, which may be granted or denied, in his or her sole discretion. If exception is not granted, the employee is expected to move said account(s) to Schwab, Fidelity, Merrill Lynch, or CNT Wealth Management within a reasonable period of time. The Compliance Officer will send a standard letter to the brokers requesting duplicate copies of confirmations and monthly statements of the associated persons. Copies of an associated person’s broker trade confirmations and account statements may be utilized for reporting purposes provided that such materials provide all information required by Rule 17j-1(d)(ii).

E.	Your personal trading may be subject to cancellation should a conflict arise. You will pay any fees and disgorge any profits resulting from a trade cancellation.

F.	You are strictly prohibited from acquiring any securities in any initial public offering without prior written authorization from the Compliance Officer.

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G.	You are prohibited from acquiring any securities pursuant to a private placement without prior written authorization from the Compliance Officer.

H.

You are prohibited from actively engaging in short-term (thirty (30) day minimum holding time) trading for profit. Compliance may grant exceptions on a case-by-case basis to the short-term trading prohibition under certain extraordinary circumstances.

I.	You are prohibited from trading in stock options.

J.	Any associated person not in observance of the above may be subject to disciplinary actions as outlined in Appendix D.

The Code is subject to change and modification by the appropriate Principals/Members/Directors of the firms.

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Appendix A

Definition of a “Security”

The term “security” is defined in the Investment Company Act of 1940, Section 2(a)(36), as follows:

“Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganzation certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call straddle option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

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Appendix B

THE HENSSLER FINANCIAL GROUP

ANNUAL HOLDINGS REPORT

Please complete the following information with regard to all of your current security holdings* for you and your immediate household. If you have an account that is not linked here, you must also supply a copy of the statement to compliance. If your account is linked to us, please print out a Custom Appraisal dated for the most recent year-end and attach for each account. Please sign, date and return to the Compliance Department within 30 days from said year-end.

FOR ADDITIONAL INFORMATION, PLEASE USE THE FOLLOWING SPACE:

Name of SECURITY	Number of SHARES HELD	Principal AMOUNT	CUSTODIAN

Signature	Date

Printed Name

*	Transactions in U.S. government bonds, bankers’ acceptances, bank certificates of deposit, commercial paper, high-quality short-term debt instruments, unit investment trusts or variable or fixed annuities (where no investment discretion is involved) or shares of registered open-end investment companies (mutual funds), need not be reported. However, PLEASE NOTE, all transactions and holdings in proprietary or affiliated mutual funds must be reported.

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APPENDIX B

PERSONAL SECURITIES TRADE REQUEST FORM

I hereby request permission to ☐BUY ☐SELL (check one) the specified security in the company indicated below for my own account or other account in which I have a beneficial interest or legal title:

DATE	NAME

# of shares	Name of Security	Symbol	Broker

I believe that the above listed transaction is not prohibited by the Code of Ethics or the Policy and Procedures Designed to Detect and Prevent Insider Trading and to Govern Personal Securities Trading to which I am subject.

To the best of my knowledge, this transaction is not potentially harmful to any accounts or portfolios* distributed, managed and/or serviced by Henssler, given the size of the transaction compared to the existing market for such securities. Furthermore, to my knowledge, none of the accounts or portfolios* distributed, managed and/or serviced by Henssler has purchased or sold the security listed above during the last seven days; and

To the best of my knowledge, the requested transaction will not result in a misuse of inside information or in any conflict of interest or impropriety with regard to any accounts or portfolios* distributed, managed and/or serviced by Henssler.

Additionally: (Please check any or all that apply)

☐	To the best of my knowledge the security indicated above is not being considered for purchase or sale by any accounts or portfolios* distributed, managed and/or serviced by Henssler.

☐	The security indicated above will be ☐ acquired ☐ sold (check one) in a private placement or is not of an issuer publicly traded or registered with the SEC.

☐

The proposed purchase of the above listed security, together with my current holdings, will result in my having a beneficial interest in more than 5% of the outstanding voting securities of the company. If this item is checked, state the beneficial interest you will have in the company’s voting securities after this purchase.

☐

I wish to effect the above transaction that complies with the de minimis exemption since the transaction involves 1,000 shares or less and the issuer has a market capitalization of at least $1 billion. I also hereby certify that I have not received permission for this de minimis exemption in the last 30 days with regard to the security indicated above.

SIGNATURE	DATE

PERMISSION IS EFFECTIVE ONLY ON THE DATE SHOWN BY THE LOG IN

*“Accounts	or portfolios” are defined as any and all investment companies, private accounts and all other clients of Henssler.

CONFIRMATION: No transaction with respect to the security indicated above is known to be pending or in progress for any portfolio under management.

COMPLIANCE DEPARTMENT LOG IN

COMPLIANCE REVIEW

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Appendix C

DISCIPLINARY POLICIES REGARDING THE CODE OF ETHICS

At the firms’ management discretion, the following disciplinary actions will be administered to any employee in violation of the Code of Ethics. In the event of an intentional breach of the Code, any associated person may be subject to immediate termination.

For purposes of this section, the Company will consider only those violations of the Code that took place within five years prior to the violation subject to review. Any violation older than five years will be disregarded for purposes of the disciplinary provisions hereof.

Anytime an employee violates the Code of Ethics, and the violation results in personal profit, at the firms’ management discretion, the profits will be disgorged to the charity of the firms’ choice, in a manner determined by the firms.

•	In the instance of a first infraction, a notice of reprimand will be placed in the employee’s file, and appropriate officers/directors will be notified.

•

In the instance of a second infraction, the associated person will be placed on one day’s suspension; that is, the employee will be required to take a day without pay, within fourteen (14) business days of the offense, and notification will be made to the appropriate officers/directors.

•

In the instance of a third infraction, the employee will be prohibited from any personal securities transaction for a period of three (3) months, will be placed on one day’s suspension within fourteen (14) business days of the offense, and notification will be made to the appropriate officers/directors.

•	In the instance of a fourth infraction, the employee will be terminated.

The firms’ management will consult with legal counsel as to appropriate sanctions for directors in violation of the Code.

The firms’ management will maintain a written record of violations and disciplinary actions taken, if any. This written record will also be reported to the board of directors of the Fund quarterly.

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CODE OF CONDUCT

Henssler expects that all employees maintain the highest standard of personal conduct.

Henssler expects that all employees maintain the confidentiality of all information entrusted by the client, to the fullest extent permitted by law.

Henssler expects that all employees serve the financial interest of clients. That all recommendations to clients and decisions on behalf of clients shall be solely in the interest of clients.

Henssler expects that all employees provide to clients all requested information as well as other information they may need to make informed decisions. All client inquiries shall be answered promptly, completely and truthfully.

Henssler expects that all employees discuss fully with client services provided for compensation received. All financial relationships, direct or indirect between consultants, broker/dealers, plan officials and sponsors or others shall be fully disclosed.

Henssler expects that all employees comply fully with all statutory and regulatory requirem

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